June 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jeanne Bennett
Mr. Brian Cascio
Ms. Jane Park
Ms. Loan Lauren Nguyen

Re:	Digital Transformation Opportunities Corp.
Registration Statement on Form S-4
Filed April 28, 2023
File No. 333-271482

Ladies and Gentlemen:

On behalf of our client, Digital Transformation Opportunities Corp. (the “Company” or “DTOC”), we are submitting this letter in response to the comments of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by the Staff’s letter dated May 19, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its first amendment to the Registration Statement (“Amendment No. 1”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

In acknowledgment of and response to the Staff’s previous comments 1, 4, 5, 6, 12, 33 and 34, conveyed by the Staff’s letter dated February 2, 2023, relating to the terms of a contemplated PIPE financing detailed in the Preliminary Proxy Statement of the Company on Schedule 14A, filed January 6, 2023 (File No. 001-40177), we note that the structure of the contemplated business combination has changed such that the PIPE financing is no longer being considered. As such, we have not provided supplemental responses to those comments herein.

Paul Hastings LLP | 1999 Avenue of the Stars, 27th Floor, Los Angeles, CA 90067

t: +1.310.620.5700 | www.paulhastings.com

June 14, 2023

Summary of Proxy Statement/Prospectus, page 35

1.	We note your revised disclosure to prior comment 8, which we reissue in part. Please revise to balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy, including but not limited to, your net income (loss) for the year ended December 31, 2022 and your dependence on a limited number of payors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the “Summary of the Proxy Statement/Prospectus” section of the Registration Statement to balance our disclosure to include equally prominent disclosure of the limitations and challenges AON faces in implementing its business strategy.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Balance Sheet, page 107

2.	Please reconcile the pro forma adjustment of $36,302 to additional paid-in capital to the amount in Note (g) of $36,899.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma adjustment of $36,302 on the Unaudited Pro Forma Condensed Combined Balance Sheet is a monetary amount, and the 36,899,330 in Note (g) is a share total. The Company respectfully advises the Staff that in Amendment No. 1 filed herewith, the 36,899,330 in Note (g) has been updated to 36,393,433. Further, the Company has revised the Registration Statement to include a reconciliation to the $36,302 within Note (g), as follows:

in thousands	Pro Forma Adjustments (Assuming No Additional Redemptions)
Book Value of AON Class A units	$7,725
Book Value of AON Class A-1 units	28,500
Book Value of AON Class B units	80
Total Historical AON stockholders’ equity	36,305
Less: par value	3
Additional paid in capital	$36,302

June 14, 2023

DTOC Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 133

3.	Please revise to explain the reason for the significant gains each period resulting from the change in fair value of the warrant liabilities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 140 of Amendment No. 1 in response to the Staff’s comment.

Our Network Physician Practices, page 138

4.	We acknowledge your revised disclosure in response to prior comment 23. Please revise your disclosure relating to the management fees to give investors a reasonable idea of the amount of management fees that does not exceed ten percentage points. If material, please file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K..

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 146 of Amendment No. 1 to give investors a reasonable idea of the amount of management fees that does not exceed ten percentage points. In connection with the Amendment No. 1, we have filed the management agreements as exhibits to the Registration Statement.

Our Value Proposition, page 139

5.	We note your revised disclosure in response to prior comment 24. Please also revise your disclosure in the AON Management’s MD&A section on page 150 accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the “AON Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement on page 157 in response to the Staff’s comment.

Background of the Business Combination, page 193

6.	We acknowledge your revised disclosure in response to prior comment 35, which we reissue in part. Please revise to expand your disclosure of the seven potential business combination targets the DTOC Board considered and determined not to pursue.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has revised the disclosure on pages 204-205 of Amendment No. 1 in response to the Staff’s comment.

June 14, 2023

7.	We acknowledge your revised disclosure on pages 201 and 202 in response to prior comment 38, which we reissue in part. Please expand your discussion of the selection criteria for the comparable valuations of publicly traded peer companies, whether any companies meeting the selection criteria were excluded from the analysis and disclose the multiples for each company in the analysis and the financial data used to derive such multiples.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has revised the disclosure on pages 212-213 of Amendment No. 1 in response to the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations, page 213

8.	We acknowledge your revised disclosures in response to prior comment 42. We note that the tax opinion exhibit refers to assumptions, exceptions, limitations and qualifications set forth in the registration statement and that the registration statement also refers to the assumptions, exceptions, limitations and qualifications set forth in the tax opinion exhibit. Please revise to clarify the qualifications in the registration statement upon which the tax opinion relies.

Response: In response to the Staff’s comment, DTOC respectfully advises the Staff that it does not believe there is a lack of clarity in the Registration Statement’s reference to the “assumptions, qualifications and limitations set forth in the opinion” or in the tax opinion’s reference to the “qualifications, exceptions, assumptions and limitations stated in the Registration Statement.” There is not any circularity in these references, as the registration statement and the tax opinion contain separate assumptions, qualifications, exceptions, and limitations. We further note that the registration statement contains common limitations regarding the applicability of the tax consequences discussed in the registration statement to certain types of holders (e.g., financial institutions, regulated investment companies, real estate investment trusts, and pass-through entities).

* * *

June 14, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at +1.310.620.5750 (davidhernand@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ David Hernand
David Hernand
of PAUL HASTINGS LLP

Enclosures

cc:	Kevin Nazemi, Chief Executive Officer, Digital Transformation Opportunities Corp.
Kyle Francis, Chief Financial Officer, Digital Transformation Opportunities Corp.
David Gould, Chief Financial Officer, American Oncology Network, LLC
Jonathan Ko, Esq., Paul Hastings LLP
Sahand Moarefy, Esq., Paul Hastings LLP
Brian Lee, Dentons US LLP
Ilan Katz, Dentons US LLP